Exhibit 99.2

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

INTRODUCTION

The following discussion of the operating results and financial position of Jaguar Mining Inc. (“Jaguar” or the “Company”) should be read in conjunction with the annual audited consolidated financial statements and the notes thereto of the Company for the years ended 2009 and 2008 and the unaudited consolidated financial statements and the notes thereto of the Company for the interim periods ended June 30, 2010 and 2009.  The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and the annual audited financial statements have been reconciled to U.S. generally accepted accounting principles (“U.S. GAAP”).  The Company reports its financial statements in US dollars (“US$”), however a significant portion of the Company’s expenses are incurred in either Canadian dollars (“Cdn.$”) or Brazilian reais (“R$”).

The discussion and analysis contained in this Management’s Discussion and Analysis (“MD&A”) are as of August 9, 2010.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, among others, statements concerning the Company’s future objectives, measured and indicated resources and proven and probable reserves, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves.  Forward-Looking Statements can be identified by the use of words, such as “are expected”, “is forecast”, “is targeted”, “approximately” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A.  The Company anticipates that subsequent events and developments may cause the Company’s views to change.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS” and “RISK FACTORS” as filed in the Company’s Annual Information Form for the year ended December 31, 2009, filed on SEDAR and available at www.sedar.com, and its filings, including the Company’s Annual Report on Form 40-F for the year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission, which are available on EDGAR at www.sec.gov.  Further information about the Company is available on its corporate website www.jaguarmining.com.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED RESOURCES

This document includes the term “inferred resources” and “measured and indicated resources”.  The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. Investors are cautioned not to assume that any part of all of the mineral deposits in these categories will ever be converted into proven or probable reserves.

“Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

SUMMARY DESCRIPTION OF JAGUAR’S BUSINESS

Jaguar is an Ontario incorporated gold producer engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil.  The Company controls 93,000 acres in the Iron Quadrangle region of Brazil, a greenstone belt located near the city of Belo Horizonte in the state of Minas Gerais, and 293,000 acres in the state of Maranhão.  Through a joint venture with Xstrata plc (“Xstrata”), the Company is also engaged in gold exploration at a greenfield site in the state of Ceará covering 182,000 acres.  In addition, the Company may consider the acquisition and subsequent exploration, development and operation of other gold properties.

Jaguar was formed in 2002.  In 2004, the Company constructed and began operations of a small surface mine known as Sabará.  This operation provided cash flow to help develop its first underground mining operation at Turmalina, where construction of a mill and processing facility was completed in 2006.  In 2007, the Company completed the construction of its second underground mining operation and processing facility, Paciência.  Between 2007 and today, Jaguar developed four additional underground mines and completed construction of its third processing facility, the Caeté Plant, which was commissioned in May 2010.

The Company is currently producing gold at its Turmalina and Paciência operations and expects commercial production at Caeté to take place during the fourth quarter of 2010.

Given the proximity of the senior management team headquartered in Belo Horizonte to the Company’s nearby operating assets, significant operating flexibility and oversight of the operations is achieved.  More importantly, the Company benefits from the close proximity of its operations to one another, which produces synergies.  The Company believes few mining companies possess such an advantage.

As of the date of this MD&A, the Company has 1,850 employees.

Jaguar is listed on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “JAG”.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

OUTLOOK AND OBJECTIVES

The Company’s production and cash operating cost estimates for 2010 compared to actual for 2009 are shown below.

	Actual	Actual	Estimated	Estimated
Operation	2009	2009	FY 2010	FY 2010
	Production	Cash Operating Cost	Production	Cash Operating Cost
	(oz)	($/oz)	(oz)	($/oz)
Turmalina	82,070	$424	69,000	$690 - $695
Paciência	66,672	$502	64,000	$665 - $670
Caeté	-	-	30,000	$535 - $545
Sabará	6,360	$680	-	-
Total	155,102	$468	163,000 - 168,000	$650 - $660
Notes:
Estimated 2010 cash operating costs based on R$1.75 per $1.00 exchange rate. The 2009 exchange rate was R$2.04 per $1.00.
Caeté Q3/Q4 based on development ore during the commissioning phase.

The Company has provided its 2010 quarterly production and grades for its operations as follows:

2010 Estimated Gold Production, By Operation
Operation	Q1 Actual	Q2 Actual	Q3 Estimate	Q4 Estimate	FY 2010

Turmalina	16,987	15,896	16,000	20,000	69,000
Paciência	14,236	14,717	17,500	17,500	64,000
Caeté	-	-	10,000	20,000	30,000
Total	31,223	30,613	43,500	57,500	163,000 -168,000
Note: The FY 2010 total represents the range of production for the year whereas quarterly figures represent the target.
         Caeté Q3/Q4 based on development ore during the commissioning phase.

2010 Estimated Feed Grades, By Operation
Operation	Q1 Actual	Q2 Actual	Q3 Estimate	Q4 Estimate	FY 2010

Turmalina	4.16	3.13	3.58	3.41	3.53
Paciência	3.32	3.21	3.44	3.48	3.36
Caeté	-	-	3.38	3.56	3.48
Average	3.74	3.17	3.48	3.48	3.46

Cash Operating Cost	$595	$746	$695	$609	$650-$660
Note: The FY 2010 total represents the range of cash operating costs for the year whereas quarterly figures represent the target.

The Company intends to become a mid-size gold producer with sustainable production of approximately 600,000 ounces of gold per year by 2015.  The Company believes that the development initiatives it has carried out to date, which includes over 60 km of underground development at its properties in Minas Gerais, as well as management’s extensive experience operating in the Iron Quadrangle coupled with the geological characteristics of other gold operations in the district, provides a strong basis that adequate mineral resources exist and additional resources will be identified and developed to sustain its production targets.  The Company believes the identification of additional gold resources in the normal course to meet its production targets will not be a constraining issue.  The Company’s primary properties remain open at depth and along strike.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company’s objective is to enhance shareholder value by building, expanding and operating low-cost gold mines, by adding resources and reserves at its existing properties and by accretive transactions to add to the Company’s aggressive growth profile.  The Company plans to achieve this objective by completing the development of its Gurupi Project and expanding overall production at its three underground operations.  The Company continues to aggressively explore and develop its resources in Brazil.  The Company has sought to reduce its risk profile and to differentiate itself from other mining companies by developing and expanding several mining operations rather than focusing on one operation.  This multiple-operation strategy will also allow the Company to rapidly grow if exploration confirms additional mineral resources at any of its mines.  Management believes that the Company’s well-developed infrastructure, high grade resource base, experienced personnel and its fully developed health, safety and environment program favorably positions the Company to achieve attractive growth at relatively low risk compared with other gold developers.

Jaguar believes it now has and will maintain at various levels of production a cost structure that will ensure its competitiveness.  Based on cash on hand and assumptions concerning production costs, foreign exchange rates, forward gold prices and available borrowing capacity, the Company believes internally-generated cash flow from operations will allow it to execute on its plans.  A sensitivity analysis, which addresses deviations from certain base assumptions for feed grade, costs, and other variables, used in the development of various technical reports the Company has previously filed, is provided in the Company’s Annual Information Form for the year ended December 31, 2009, dated March 22, 2010 and available on SEDAR and EDGAR at www.sedar.com and www.sec.gov, respectively.

PROJECT DEVELOPMENT REVIEW - OPERATIONS AND EXPLORATION

Production

During the three months ended June 30, 2010, the Company produced a total of 30,586 ounces of gold at Turmalina and Paciência at an average cash operating cost of $746 per ounce compared to 35,806 ounces at an average cash operating cost of $447 per ounce during the same period last year (see Non-GAAP Performance Measures).  The Company’s gold production for the three months ended June 30, 2010 decreased 25% from the comparable quarter in 2009, which includes Sabará production.

During the six months ended June 30, 2010, the Company produced a total of 61,810 ounces of gold at Turmalina and Paciência at an average cash operating cost of $671 per ounce compared to 68,675 ounces at an average cash operating cost of $434 per ounce during the same period last year (see Non-GAAP Performance Measures).  The Company’s gold production for the six months ended June 30, 2010 decreased 16% from the comparable period in 2009, which includes Sabará production.

Cash operating costs for the three months ended June 30, 2010 were significantly impacted by a much stronger R$ in early 2010 compared to the previous year.  The exchange rate for the three months ended June 30, 2010 averaged R$1.79 per $1.00 compared to R$2.08 per $1.00 in the same period last year or approximately 16% higher, which caused an increase in cash operating costs of approximately $70 per ounce.

In addition, cash operating costs and production were impacted by lower grades at Turmalina and Paciência, primarily the result of significantly higher than planned dilution.  As a result of lower production, the allocation of fixed costs related to operations also contributed to the increase of costs per ounce during the three months ended June 30, 2010.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The average feed grade for the three months ended June 30, 2010 was 3.17 g/t compared to 4.18 g/t during the three months ended June 30, 2009.  The Company continued to encounter geo-mechanical issues at level 3 in the Turmalina Ore Body A ore shoot, which resulted in dilution averaging 30%, double what was planned. As a consequence, less ore was shipped from the Ore Body A to the Turmalina Plant.  Management believes this will continue to have an impact on the grades and production at the Turmalina operation through the balance of 2010 until the development of level 4 is completed and employing the new mining method.  The decision was made in early 2010 to change the mining method from selective stoping to cut-and-fill at level 4 and below in the Turmalina Ore Body A.  This changeover has been slower than planned due to geo-mechanical issues, specifically in developing the access ramp within level 4 of Ore Body A.  Management has tested and believes these modifications will significantly contribute to higher run-of-mine (“ROM”) grades in early 2011.  A complete review and reconciliation of the grades mined and processed, compared to what was anticipated from the block model, confirms there is no change in the overall geology, i.e. no decrease in in-situ grades.  The primary issue is fully implementing different mining techniques.

Gold production and cash operating costs for the three months ended June 30, 2010 were below the Company’s 2010 plan and previous issued estimates.  Despite the increase in reported cash operating cost, the Company's actual cash operating margin of $457 per ounce for the three months ended June 30, 2010 and $477 per ounce for the six months ended June 30, 2010 exceeded the Company's expected cash operating margin of $412 per ounce.

Consolidated underground mine development for the three months ended June 30, 2010 totaled 4.65 km as compared to 2.75 km for the three months ended June 30, 2009.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Production and Operating Performance

The following tables set forth certain operating data at Turmalina and Paciência for the three and six months ended June 30, 2010 and 2009.

Quarter Ended June 30, 2010 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Turmalina	198.9	3.13	85%	15,869	$68.80	$788
Paciência	176.1	3.21	93%	14,717	59.30	701
Total	375.0	3.17	88%	30,586	$64.30	$746

Six Months Ended June 30, 2010 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Turmalina	349.6	3.57	87%	32,857	$66.30	$666
Paciência	323.9	3.26	93%	28,953	60.90	676
Total	673.5	3.42	89%	61,810	$63.70	$671

Quarter Ended June 30, 2009 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Turmalina	135.9	4.94	89%	19,867	$58.60	$404
Paciência	145.1	3.47	93%	15,939	49.50	491
Total	281.0	4.18	91%	35,806	$54.90	$447

Six Months Ended June 30, 2009 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Turmalina	256.0	5.15	89%	38,638	$57.30	$377
Paciência	299.9	3.36	92%	30,037	47.30	490
Total	555.9	4.18	91%	68,675	$53.40	$434

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company’s operations, project development and exploration during the three months ended June 30, 2010 are described below.

Turmalina
Operations

Turmalina is an underground mine utilizing the “sublevel stoping” and the “cut and fill” mining methods with paste fill.  Ore produced at the Turmalina Mine is transported to the adjacent 1,800 tonnes per day (“tpd”) carbon-in-pulp (“CIP”) processing plant (The “Turmalina Plant”), which was expanded during 2009 from its previous operating level of 1,500 tpd.

During the three months ended June 30, 2010, Turmalina produced 15,869 ounces of gold at an average cash operating cost of $788 per ounce compared to 19,867 ounces at an average cash operating cost of $404 per ounce during the three months ended June 30, 2009. Cash operating costs were higher during the quarter ended June 30, 2010 compared to the same period last year due to (a) lower grades, which included a lower contribution from the high grade Ore Body A and higher than planned dilution, which together caused an increase in cash operating costs of $409 per ounce, (b) exchange rates, which caused an increase in cash operating costs of $88 per ounce and (c) offset by improved operating efficiencies and volume effects, which contributed $112 per ounce.

Despite steps to limit dilution caused by hanging wall shifts using sublevel stoping mining methods, the Company determined early in 2010 that sublevel stoping could no longer be effectively used at Ore Body A given the geo-mechanical aspects of the ore body during the mining process.  This issue appears to be unique to Ore Body A and has created significantly greater dilution than planned; up to twice as much or more in some instances.  To overcome this situation, Jaguar’s technical team determined it has become necessary to employ the cut-and-fill mining method at level 4 and below.  Development of the mine at level 4 is underway and will begin to make a contribution in late 2010.

Mine production at Turmalina during the three months ended June 30, 2010 totaled 161,454 tonnes at an average run-of-mine (“ROM”) grade of 3.15 grams per tonne compared to 135,174 tonnes of ore at an average ROM grade of 5.43 grams per tonne during the three months ended June 30, 2009.  Ore processed through the mill during the three months ended June 30, 2010 totaled 198,866 tonnes at an average feed grade of 3.13 grams per tonne compared to 135,843 tonnes at an average feed grade of 4.94 grams per tonne during the three months ended June 30, 2009.  The average plant recovery rate was 85% for the three months ended June 30, 2010 compared to 89% in the same period last year.  Mine development for the three months ended June 30, 2010 totaled 1.4 km.

Exploration - Brownfield

During the quarter ended June 30, 2010, Jaguar conducted additional underground exploration with a goal of increasing resources and reserves and expanding Turmalina’s annual production beyond the current plan of 100,000 ounces per year.  The exploration effort during the quarter was focused on Zone D (the “Satinoco Zone”) and Faina and Pontal targets.

At Zone D, additional gold bearing oxide ore has been identified in the weathered rock above the sulfide zone.  As part of the effort to evaluate the potential for gold contained in the oxide and sulfide ores, the Company developed trenches and conducted surface drilling.  During the quarter ended June 30, 2010, 333 meters were drilled in four holes and 260 meters were excavated from trenches with encouraging results.  The gold contained in the oxide zone from Zone D will be treated at the Turmalina Plant along with the sulfide ore from existing underground operations.

Aggressive drilling and trenching activities are in progress on the Faina and Pontal Targets, specifically at the Pontal Target.  The Company expects to report results later in 2010.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Pontal Target is an ore sheath located approximately 1.8 km and 3.8 km northwest from the Faina Target and the Turmalina Plant, respectively.  At this location, two targets were identified: LB1 and LB2. The Pontal Target mineralization is represented by quartz masses (silicification zone) which disseminates to massive sulfites into a hydrothermal schist. The targets cover an 800 m x 100 m area defined by geochemistry and geophysical anomalies.  In the late 1990’s, the oxide ore at the LB1 Target was mined out and treated at a heap leaching plant.  However, the oxide zone at the LB2 Target remains intact.

Jaguar is developing preliminary metallurgical test work to verify whether the Pontal Target ore is refractory and determine the optimum process to treat it.  If the Pontal Target sulfide ore is in fact determined to be refractory, which is the case for the Faina Target ore, the Company will likely construct a separate circuit to treat the refractory ore.  Although no decision has been reached, the most likely case being evaluated is to construct a new circuit at the Turmalina Plant to process the refractory ore.  The oxide ore from the LB2 Target can be processed in the existing Turmalina Plant.

To date, drilling at the Pontal Target has totaled 4,936 meters in 27 holes; 3,976 meters at the LB1 Target and 960 meters at the LB2 Target.  Very encouraging preliminary assay results were obtained from both targets and are as follows:

Pontal Target - Main Surface Drilling Results (cut-off = 1 g/t)
Target	Hole	From (m)	To (m)	Grade (g/t)	Thickness (m)
LB1	PTL-55	96.30	121.30	3.77	25.00
	includes	101.30	103.30	4.82	2.00
	and	105.30	116.30	6.51	11.00
	PTL-56	81.50	93.50	2,13	12.00
	PTL-57	127.00	132.00	3.34	5.00
		161.00	165.00	3.31	4.00
	includes	162.00	164.00	5.57	2.00
	PTL-58	75.50	97.50	2.61	22.00
	includes	87.50	90.50	8.33	3.00
	PTL-59	91.00	104.00	1,93	13.00
	PTL-60	8.00	10.00	9.17	2.00
		98.50	111.50	2.37	13.00
	PTL-61	58.00	69.00	2.16	11.00
		115.00	131.00	5.19	16.00
		158.00	160.00	15.79	2.00
	PTL-62	99.00	124.00	1,92	25.00
	includes	116.00	118.00	4.73	2.00
	PTL-63	39.30	40.30	14.58	1.00
		73.30	83.30	2.20	10.00
		115.00	134.00	3.06	19.00
	Includes	125.00	134.00	4.79	9.00
LB2	PTL-37	11.35	18.35	1.86	7.00
	includes	16.35	18.35	4.57	2.00
	PTL-38	28.50	39.50	1.64	11.00
	PTL-39	13.00	20.00	1.36	7.00
		36.00	42.00	1.91	6.00
	PTL-42	52.70	60.70	2.23	8.00
	PTL-44	27.00	33.00	2.12	6.00
	PTL-45	31.00	34.00	3.77	3.00
		61.00	75.00	1.95	14.00
	includes	67.00	70.00	4.76	3.00
	PTL-48	34.50	39.50	4.06	5.00
	PTL-49	35.40	43.40	1.50	8.00
	includes	35.50	37.50	8.78	2.00
		64.50	90.50	3.14	26.00
	includes	74.50	77.50	4.56	3.00
	and	87.50	90.50	5.26	3.00
Note: Not all holes represent true width.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Trenches were excavated at the LB2 Target to evaluate the oxide resources.  The main trenches results are summarized below:

LB2 Target (Pontal) - Main Trench Results
Trench Number	Grade (g/t)	Thickness (m)	Trench Number	Grade (g/t)	Thickness (m)
TPT-001	3.72	2.00	TPT-016	1.01	5.00
	4.90	2.00		3.59	1.00
TPT-002	2.09	4.00		1.84	6.00
TPT-004	1.66	7.00		3.16	2.00
TPT-005	2.91	2.00	TPT-018	3.64	12.00
TPT-007	2.40	3.00		2.80	3.00
TPT-008	2.58	3.00		2.75	2.00
TPT-009	2.67	24.00		2.05	5.00
TPT-010	3.00	2.00		1.86	9.00
TPT-011	1.02	6.00	TPT-019	2.35	3.00
TPT-012	2.03	2.00		2.25	10.00
TPT-013	2.35	2.00	TPT-020	2.33	2.00
	2.58	3.00		3.10	2.00
	2.00	2.00	TPT-026	3.29	1.00
TPT-015	2.35	3.00	TPT-029	3.06	7.00
	1.45	17.00		1.51	5.00
	3.94	8.00
	4.09	9.00

Paciência
Operations

Paciência’s mining complex is composed of three underground mines (Santa Isabel, Palmital and NW1) that utilize the “cut and fill” mining method and a treated tailings backfill system.  Ore produced from these mines is transported to the adjacent 1,800 tpd CIP processing plant (the “Paciência Plant”).  The Company is also transporting ore from the Pilar Mine, which is part of the Caeté Project, to the Paciência Plant.

During the three months ended June 30, 2010, Paciência produced 14,717 ounces of gold at an average cash operating cost of $701 per ounce compared to 15,939 ounces at an average cash operating cost of $491 per ounce during the three months ended June 30, 2009.  Cash operating costs were higher for the three months ended June 30, 2010 compared to the same period last year due to (a) lower grades, which caused an increase in cash operating costs of $194 per ounce (b) a significantly stronger R$, which caused an increase in cash operating costs of $106 per ounce and (c) offset by improved operating efficiencies and volume effects, which contributed $90 per ounce.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Overall, management believes the grades and widths of the mineralization at the Santa Isabel Mine are consistent with those developed during the preparation of the feasibility study. However, the ROM grades extracted from levels 2 and 3 at Santa Isabel were below the overall grades expected and also under those in the mine plan for level 4.  The Company is in the process of verifying the grades at level 4 by way of a series of planned drill holes from the NW1 cross-cut, which will intersect the Santa Isabel Mine during the current quarter.  Increases in tonnage from NW1 and the conglomerates (Palmital and Ouro Fino) should help boost the overall ROM feed grade to the Paciência treatment plant for the balance of this year and into 2011.

Consolidated ore production for the Paciência mining complex during the three months ended June 30, 2010 totaled 197,038 tonnes at an average ROM grade of 3.38 grams per tonne compared to ore production of 148,320 tonnes at an average ROM grade of 3.51 grams per tonne during the three months ended June 30, 2009.  Mine production from the Santa Isabel Mine during the three months ended June 30, 2010 totaled 88,157 tonnes at an average ROM grade of 2.64 grams per tonne compared to 107,862 tonnes of ore at an average ROM grade of 3.19 grams per tonne during the three months ended June 30, 2009.  Mine production from the Pilar Mine during the three months ended June 30, 2010 averaged 60,003 tonnes at an average ROM grade of 4.33 grams per tonne compared to 40,458 tonnes at an average grade of 4.36 grams per tonne in the same period last year.  Mine production from the Palmital Mine during the three months ended June 30, 2010 averaged 18,711 tonnes at an average ROM grade of 4.91 grams per tonne.  Mine production from the NW1 Mine during the three months ended June 30, 2010 averaged 30,161 tonnes at an average ROM grade of 2.71 grams per tonne.  The Palmital and NW1 mines did not produce ore during the three months ended June 30, 2009.

Ore processed through the mill during the three months ended June 30, 2010 totaled 176,088 tonnes with an average feed grade of 3.21 grams per tonne compared to 145,147 tonnes with an average feed grade of 3.47 grams per tonne in the three months ended June 30, 2009.  The Paciência Plant average recovery rate was 93% for the three months ended March 31, 2010 compared to 93% during the same period in 2009.

Mine development at the Santa Isabel Mine totaled 1.0 km, 0.5 km at the NW1 Mine, 0.4 km at the Palmital Mine and 0.8 km at the Pilar Mine during the three months ended June 30, 2010.

Management plans to continue ore shipments to the Paciência Plant from the Pilar Mine throughout the remainder of 2010, albeit at a lower rate later in the year as the new Caeté plant becomes fully operational. The Caeté Plant has begun commissioning utilizing development ore which has been stockpiled adjacent to the new plant. Once the operations at Caeté reach “commercial status”, management intends to increase ore production at the Pilar Mine and supply ore to the Caeté Plant to blend with ore from the Roça Grande Mine as well as continue shipping ore to the Paciência Plant.  Gold production at Paciência should be enhanced through this move as sufficient milling and processing capacity exists at the Paciência Plant to accommodate increasing ore production from the Santa Isabel Mine, Palmital Mine and NW1 Mine in addition to the ore from the Pilar Mine.

Exploration - Brownfield

During the quarter ended June 30, 2010, the Company focused its exploration program at the Paciência mining complex in the following targets: NW1, Conglomerates, NW3 (Bahú), Rio de Peixe, Quati, Monges and Viana.  The program also included drifts for mine development at the NW1 and Conglomerates targets in an effort to increase the resource base for the Paciência operation.  Jaguar controls other targets along the Paciência Shear Zone, which shows mineralization similar to the Santa Isabel Mine.  These targets are known as Monges, Ajuda, Quati and Viana and are located on the primary shear zone which hosts the Santa Isabel Mine. Jaguar is conducting preliminary exploration programs at these targets, including geological mapping, soil and channel sampling. Overall, the grades and mineralization observed at the NW1, NW3, Monges, Quati and Viana targets are similar to those measured at the Santa Isabel Mine.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The NW1 Mine access ramp, which is 5 meters x 5 meters in size, was completed in early 2008.  A total of 2,393 meters of ramp and drifts have been developed at the NW1 Mine, which is located two kilometers northwest of the Santa Isabel Mine.  This cross cut is expected to intersect the second level of the Santa Isabel Mine during the third quarter of 2010.

Drilling programs are in progress at the NW1 Target (underground drilling) and the NW3 Target (surface drilling).  During the quarter ended June 30, 2010, 584 meters were drilled from underground and 3,504 meters were drilled from the surface at these targets.  The main results of these drill holes are summarized as follows:

NW1 and NW3 Targets Drilling Results (cut-off = 1 g/t)
Target	Hole Number	From (m)	To (m)	Grade (g/t)	Thickness (m)
NW1	MSS-037	55.25	56.30	3.11	1.05
		58.15	63.10	5.10	4.95
	MSS-038	51.40	53.35	8.66	1.95
	MSS-040	39.60	40.60	2.83	1.00
		48.35	49.35	3.18	1.00
	MSS-041	19.10	20.10	9.48	1.00
		37.70	43.60	5.19	5.90
NW3 (Bahú) and Jatobá	FBA-039	26.90	28.65	4.56	1.75
	FBA-051	42.60	51.90	10.40	9.30
		138.75	152.95	5.21	14.20
	FBA-055	20.30	21.30	3.70	1.00
		123.90	127.90	1.03	4.00
	FBA-061	49.25	51.90	2.25	2.65
	FBA-076	121.00	122.00	6.33	1.00
		139.65	142.65	2.08	3.00
	FBA-077	144.00	149.90	1.35	5.90
	FBA-078	69.20	71.20	2.78	2.00
	FBA-079	70.35	72.35	3.00	2.00
		161.85	167.90	1.54	6.05
	FBA-080	137.70	141.70	2.61	4.00
 Note: Not all holes represent true width.

The underground development and sampling at the NW1 Target defined numerous ore shoots totaling approximately 2,073 m2 with an average grade of 3.07 grams per metric ton.

The Jatobá Target is located some 800 meters southeast of the NW3 Target.  The Jatobá Target is of great interest given the historical surface mining which took place above the identified structure.  Despite the surface disruption, channel sampling yielded results ranging between 1.00 grams per tonne and 9.00 grams per tonne over the mass of microcrystalline quartz, which is compatible with the mineralization of the trend.  The soil sampling grid that covers this area revealed several anomalies, indicating the existence of other mineralized levels that could potentially be surface mined.  In 2010, the Company initiated a detailed exploration program at the Jatobá Target, which includes trenching and diamond drilling, with the goal of estimating mineral resources.  Results available to date are included in the table above.

At the Conglomerate targets, which includes the Palmital and Ouro Fino targets, the Company continues with underground development.  During the quarter ended June 30, 2010, the ramp to the fourth level at the Palmital Mine was completed with development of the exploration drift in process.  A new portal at the Ouro Fino Target, which will access the underground conglomerate reef, is expected to be completed in the third quarter of this year.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Jaguar controls other targets along the Paciência shear zone, such as the Quati, Viana and Monges Targets, which contain mineralization similar to the Santa Isabel Mine.

A trench program was initiated at the Quati and Viana targets during the quarter ended June 30, 2010, where 115 meters produced 322 channel samples.  Assay results are not available as of this date.  At the Monges Target, located approximately 10 km south of the Paciência Plant, geological mapping and sampling are underway.

Two additional targets in the Paciência concession base where Jaguar is active include the Banded Iron Formation (“BIF”) North Target and the Urubu Target.  Both targets are part of the Rio de Peixe property, which is located approximately 25 kilometers from the Paciência Plant.

At the Rio de Peixe property, field activities were concentrated on the Urubu and Mata dos Trovões targets, where intensive hydrothermal rocks that host silicification, weathered sulfide and gold occur.  A total of 160 meters of trenches have been performed to date.  Assay results are not available at this time.

Caeté
Operations

Caeté’s mining complex is composed of two underground mines (Roça Grande and Pilar) that utilize a combination of “cut and fill” and “selective stoping” mining methods.  Ore produced from these mines is transported to the adjacent 2,200 tpd capacity CIP processing plant (the “Caeté Plant”).  Jaguar’s management team expects gold output from the new Caeté operation will total approximately 30,000 ounces this year and between 90,000 and 100,000 ounces in 2011.

The formal inauguration of the Company’s Caeté gold operation took place on June 23, 2010.  The Caeté Plant was completed in late May and the crushing circuit was activated on May 25, 2010.  Testing of the milling circuit was conducted in early June and the plant was charged with ore on June 12, 2010, formally entering the commissioning phase.  The cost to build Caeté was US$105.4 million and was developed on budget and on schedule.

Mining at the Roça Grande Mine has begun with full operations expected during the fourth quarter of 2010.  The Pilar Mine, which has been shipping 12,000 to 15,000 tonnes of ore per month to the Company’s Paciência Plant for processing, has commenced ore shipments to the Caeté Plant and will continue supplying ore to the Caeté Plant as well as to the Paciência Plant through the end of 2010.  As of the date of this MD&A, the Caeté Plant was processing approximately 1,750 tonnes per day of low-grade development ore from the stockpile and is expected to ramp-up the tonnage and ROM grade into the mill over the next three months.

Underground development has proceeded per plan at the Pilar Mine during the quarter ended June 30, 2010. During the development of the third level (approximately 250 meters from surface), exploration efforts have yielded some very positive results with a significant rise in contained gold grades.

The Pilar mine has two ore shoots that come together in a hinge zone of a layer in a BIF fold.  During the development of level three in the mine, the appearance of a series of folds along the contact zones have revealed increasing thicknesses of the mineralization.  The strike along these mineralized zones remains open at depth.  Of significance, the grades and thicknesses of the mineralized zones at the Pilar Mine have increased quite sharply from Level One, where the Company has reported mineral resources, to Level Three.  The total area of the defined ore bodies/mineralized zones identified are: Level One - 2,477 m2 with an average grade of 4.41 grams per tonne; Level Two - 2,818 m2 with an average grade of 4.56 grams per tonne; and Level Three - an estimated area of 3,500 m2 with an average grade of 5.50 grams per tonne.  One zone measured through the end of May in level three contains an area of 1,367 m2 with an average grade of 8.17 grams per tonne.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Due to the fact that the ore bodies follow a geological boudinage pattern, the increase in grade and size of the mineralized areas is something that occurs frequently in the Iron Quadrangle.  This can be observed at AngloGold Ashanti’s Cuiabá and Morro da Glória Mines, São Bento Mine (ex-Eldorado) and Jaguar’s Turmalina Mine.

Exploration - Brownfield

As part of the Company’s effort to identify and add to its gold resource base at the Caeté Project, 75,000 meters of additional drilling is planned over the next few years on targets near the Caeté regional processing plant, including the Catita II, Serra Paraíso, Boa Vista, Aguá do Sapo, Lavra Velha and Carranca, Camará, Trindade and Cabral targets.

The Company completed an internal, preliminary resource estimate for the Catita II Target.  Given the positive results, Jaguar decided to continue the drilling program during 2010 to further increase and upgrade resources.  The mineralization is open laterally and at depth.

The Boa Vista Target is located 20 kilometers from the Caeté Project.At Boa Vista 2 and 3 targets, Jaguar is conducting trenching, sampling and drilling programs to test the mineralization that occurs in the BIF horizons.  A total of 11 drill holes totaling 479 meters have been completed with promising results.

In the Carrancas Target, the Company has initiated a short-hole drilling campaign after the completion of reconnaissance of old underground workings (galleries).  Over 100 galleries were identified in the area, several of which show evidence of past gold mining.  The mineralization occurs in BIF lenses with thicknesses generally less than one meter and grades between 1 gram per tonne to 4 grams per tonne with some samples showing up to 40 grams per tonne.  A total of 148 meters distributed in 18 holes haven been drilled as part of the drilling campaign mentioned above.  As of the date of this MD&A, assay results are not available.

Sabará

During the three months ended June 30, 2010, the Company continued to leave the Sabará operation idle.  No ore was produced or shipped to the plant during the quarter. The Company continues to evaluate the strategic alternatives for this idled operation and will likely dispose of the assets during the next 12 months.

Gurupi Project

During the quarter ended June 30, 2010, the Company announced the summary of a pre-feasibility study conducted by AMEC for the Gurupi Project.  The AMEC technical report, which assumes an average gold price of $950 per ounce and a cut-off grade of 0.3 grams per tonne of gold, registers an estimate of 65,374,000 tonnes of indicated mineral resources at an average grade of 1.14 grams per tonne totaling 2,392,000 ounces.  Probable gold reserves are estimated at 63,387,000 tonnes at an average grade of 1.14 grams per tonne totaling 2,322,000 ounces.  The AMEC NI 43-101 compliant technical report has been filed on SEDAR.

Project Summary*:
Mill Feed Grade:	1.10 g/t Au
Mining Rate:	5.0 million tonnes per year average life-of-mine
Process Recovery:	89.7%
Annual Average Production:	154,000 ounces of gold per year
Mine Life:	13 years
Start Production:	2013
Capital Cost:	Pre-operational: $224.6 million
Life-of-mine: $289.4 million
Average Cash Cost:	$519 per ounce of gold
Assumed Exchange Rate:	R$1.85 equals $1.00
Pre-tax IRR Gold at US$950/oz:	25.0%
Cumulative Cash Flow:	$497.4 million after tax
Payback:	3.7 years
*AMEC’s pre-feasibility study “Base Case” assumes $885 per ounce.  See the technical report as filed on SEDAR for complete details including financial sensitivities, which includes the information presented above.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company is proceeding with the permitting and licensing of the Gurupi Project based on the technical report as prepared by AMEC.  Jaguar’s team has developed a preliminary internal study, which has been reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services, LLC (“TechnoMine”).  The study is a continuation of AMEC’s pre-feasibility study, i.e., the foundation of the feasibility study, which is currently being carried out.

The study, which is expected to be completed during the third quarter of 2010, addresses the following:

a.
The possible inclusion of High Pressure Grinding Rolls (“HPGR”) replacing SAG milling and Intensive Concentration technology into the overall process design, which the Company continues to evaluate and;

b.
Developing the Gurupi Project in two phases: producing 3.6 million tonnes per year of ROM in Phase 1 for 3.5 years and increasing the mine output to the average 5.0 million tonnes per year during Phase 2, which is the life-of-mine average assumed in the pre- feasibility study.

The potential two-phase approach in the development of the Gurupi Project addressed in the internal study is estimated to reduce the initial pre-operational capital to $156.3 million; lower annual gold production to 118,000 ounces per year; increase cash operating costs to $555 per ounce, and generate a project with a 28% after tax internal rate of return and a net present value of $409 million.  The payback period would be 2.4 years under this approach, that would allow the Company to generate the cash it believes would be necessary for the Phase 2 expansion to the 5.0 million tonne per year rate assumed in the pre-feasibility study.

The mineral resource estimates disclosed in this MD&A in connection with the Gurupi Project were reviewed by Jeremy L. Clark and Barton G. Stone, C.P.G. of PAH. Mr. Clark and Mr. Stone both serve as Jaguar's independent Qualified Persons in accordance with NI 43-101.  The QP for the Gurupi Project’s mineral reserves is Douglas Chapman, P.E., an AMEC employee and is considered an independent QP in accordance with NI 43-101.  The process route upgrade and the preliminary economic analysis as part of the internal study by Jaguar is underway and has been reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of TechnoMine.  Mr. Machado serves as Jaguar's independent QP in accordance with NI 43-101.

Pedra Branca Project
Exploration - Greenfield

In March 2007, Jaguar entered into a joint venture agreement with Xstrata to explore the Pedra Branca Project in the State of Ceará in northeastern Brazil.  The Pedra Branca Project has mineral rights to concessions totaling approximately 186,600 acres in a 65-kilometer shear zone.  The concessions are located in and around municipal areas with good infrastructure.

Xstrata carried out a preliminary exploration program that covered only 25 kilometers of the shear zone.  The program identified 10 kilometers of soil anomalies, including two large anomalies referred to as Coelho and Mirador Targets.  For the most part, the mineralized formations uncovered by Xstrata’s preliminary efforts are open along the extremity and lead both companies’ geologists to believe the area has significant potential for gold mineralization, which could include the presence of both oxide and sulfide formations in large structures.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Jaguar is currently conducting a comprehensive exploration program at the Pedra Branca Project, including extensive geological mapping, drainage and soil geochemistry, detailing of zones with anomalies, trenching and diamond drilling.  During 2007 and 2008, Jaguar completed an exploration drill program to test the continuity of the mineralization at depth and laterally.  To date, 91 drill holes totaling 8,974 meters have been completed.  The Company has carried out geological reconnaissance in the concession area, trenching and soil geochemistry in preparation for further drilling.  The Company also initiated preliminary resource estimate work for the Mirador, Coelho and Queimada Targets.  Resource estimates consistent with NI 43-101 standards are planned to be completed in 2010.

During the quarter ended June 30, 2010, the Company continued its trenching plan covering all the soil anomalies that show grades over 0.2 grams per tonne in the defined targets.

The main channel results obtained in the trenches are presented in the table below:

Target	Trench Number	Grade (g/t)	Interval (m)
Mirado/Coelho	TCM-007	1.89	4.00
Parelhas	TPR-001	1.49	2.90
	TPR-003	0.96	3.00
Queimadas	TQM-022	1.14	2.00
		3.46	7.20
		1.26	13.50
	TQM-023	0.81	22.50
	TQM-024	2.12	2.00
		4.28	2.00

Below is a summary of the exploration effort conducted during 2010 at the Pedra Branca Project.

Activity	April-May/2010		Year to date
	M	samples	m	samples
Stream sediment sampling		170		280
Soil sampling	29,020	1,531	54,190	2,523
Rock sampling / Chip		39		146
Trenching	5,675	926	10,008	3,465

The drill results disclosed in this MD&A were reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of TechnoMine.  Mr. Machado serves as Jaguar’s independent Qualified Person in accordance with NI 43-101.  SGS Geosol Laboratories of Belo Horizonte, Minas Gerais provided independent sample preparation and assay services, using standard industry practices.  There has not been sufficient exploration to define a mineral resource based on these drill results and it is uncertain if further exploration will result in mineral resources.

Mineral Resources and Reserves

During the quarter ended June 30, 2010, the Company reported an update to its mineral resources and reserves.  As detailed in the tables below, Jaguar now has 6,327,060 ounces of measured and indicated gold resources based on 95,689,380 tonnes with an average grade of 2.06 grams per tonne as well as 1,762,330 ounces of inferred gold resources based on 26,306,020 tonnes with an average grade of 2.08 grams per tonne.  Proven and probable reserves total 4,337,680 ounces of gold based on 81,188,600 tonnes of ore grading 1.66 grams per tonne.  Ivan C. Machado, M.Sc., P.E., P.Eng. revised the Company’s mineral resources and reserves.  Mr. Machado is a Qualified Person as such term is defined in NI 43-101.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Table 1 - Summary of Estimated Mineral Resources*
	RESOURCES (tonnage in metric tonnes and grades in grams/tonne)								RESOURCES
									(ounces Au)
	Measured	g/t	Indicated (t)	g/t	Measured +	g/t	Inferred (t)	g/t	Measured +	Inferred
	(t)				Indicated (t)				Indicated
Southern Brazil
Paciência
Santa Isabel(2)	1,651,480	3.98	2,331,680	3.24	3,983,160	3.55	856,710	2.90	454,240	79,890
Other(1)	1,642,000	3.68	1,567,000	3.97	3,209,000	3.82	500,000	5.00	394,330	80,390
Other(7)	325,350	5.89	930,850	4.66	1,256,200	4.98	248,230	4.87	201,100	38,860
Total	3,618,830	4.02	4,829,530	3.75	8,448,360	3.86	1,604,940	3.86	1,049,670	199,140
Caeté Project
Pilar(3)	2,137,260	4.05	1,668,020	4.71	3,805,280	4.34	1,757,090	6.20	530,510	350,400
Roça Grande(3)	4,686,090	2.97	4,927,390	3.82	9,613,480	3.41	1,540,660	3.88	1,053,480	192,410
Other(1)	529,000	5.48	530,000	5.83	1,059,000	5.66	330,000	6.04	192,650	64,070
Other(7)	569,650	4.06	934,800	3.99	1,504,450	4.02	863,990	3.85	194,440	106,870
Total	7,922,000	3.51	8,060,210	4.16	15,982,210	3.84	4,491,740	4.94	1,971,080	713,750
Turmalina
Faina and Pontal(4)	339,600	5.64	1,191,000	5.70	1,530,600	5.69	120,000	5.70	279,870	21,990
Ore Bodies A and B(5)	331,160	4.52	2,277,280	5.58	2,608,440	5.44	809,600	6.54	456,370	170,340
Ore Body C(5)	627,700	2.57	1,118,070	3.51	1,745,770	3.17	479,740	3.70	178,070	57,110
Total	1,298,460	3.87	4,586,350	5.10	5,884,810	4.83	1,409,340	5.50	914,310	249,440
Total Southern Brazil	12,839,290	3.69	17,476,088	4.29	30,315,380	4.04	7,506,020	4.82	3,935,060	1,162,330

Northern Brazil
Gurupi
Cipoeiro(6)	-	-	45,308,000	1.21	45,308,000	1.21	6,800,000	1.10	1,760,000	200,000
Chega Tudo(6)	-	-	20,066,000	0.98	20,066,000	0.98	12,000,000	1.00	632,000	400,000
Total Northern Brazil	-	-	65,374,000	1.14	65,374,000	1.14	18,800,000	1.04	2,392,000	600,000
TOTAL IN SITU RESOURCES					95,689,380	2.06	26,306,020	2.08	6,327,060	1,762,330

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Table 2 - Summary of Estimated Mineral Reserves*
	Proven (t)	g/t	Probable (t)	g/t	Proven + Probable (t)	g/t	Ounces Au
Southern Brazil
Paciência
Santa Isabel(2)	1,713,200	3.43	2,383,510	2.82	4,096,710	3.07	405,040
Caeté Project
Pilar(3)	1,719,860	3.67	1,680,760	4.20	3,400,620	3.93	430,150
Roça Grande(3)	2,805,180	2.88	3,038,880	3.74	5,844,060	3.33	625,020
Total	4,525,040	3.18	4,719,640	3.90	9,244,680	3.55	1,055,180
Turmalina
Ore Bodies A and B(5)	293,020	3.62	2,366,890	4.78	2,659,910	4.65	397,860
Ore Body C(5)	638,240	2.20	1,162,060	3.01	1,800,300	2.72	157,600
Total	931,260	2.65	3,528,950	4.20	4,460,210	3.87	555,460
Total Southern Brazil	7,169,500	3.17	10,632,100	3.76	17,801,600	3.52	2,015,680

Northern Brazil
Gurupi Project
Cipoeiro(6)	-	-	44,622,000	1.21	44,622,000	1.21	1,730,000
Chega Tudo(6)	-	-	18,765,000	0.98	18,765,000	0.98	592,000
Total Northern Brazil	-	-	63,387,000	1.14	63,387,000	1.14	2,322,000
TOTAL	7,169,500	3.17	74,019,100	1.52	81,188,600	1.66	4,337,680

* Mineral resources listed in Table 1 include mineral reserves listed in Table 2.  Some columns and rows may not total due to rounding.
(1) TechnoMine NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on December 23, 2004.
(2) TechnoMine NI 43-101 Feasibility Study Report on the Paciência Gold Project filed on SEDAR on August  9, 2007.
(3) TechnoMine NI 43-101 Feasibility Study Technical Report on the Caeté Gold Project filed on SEDAR on Sept 17, 2008.
(4) TechnoMine NI 43-101 Technical Report on the Turmalina Gold Project filed on SEDAR on December 16, 2004.
(5) TechnoMine NI 43-101 Feasibility Study Technical Report on the Turmalina Phase I Expansion Project filed on SEDAR on September 11, 2008.
(6) AMEC NI 43-101 Technical Report on the Gurupi Project Pre-Feasibility Study filed on SEDAR on May 11, 2010.
(7) TechnoMine Multi-Target Technical Report expected to be filed on SEDAR in August 2010.

Although Jaguar has carefully prepared and verified the mineral resource and reserve figures presented herein, such figures are estimates, which are, in part, based on forward-looking information, no assurance can be given that the indicated level of gold will be produced.  Estimated reserves may have to be recalculated based on actual production experience.  Market price fluctuations of gold as well as increased production costs or reduced recovery rates, and other factors may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time.  See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s 2009 Annual Information Form dated March 23, 2010 and available on SEDAR and EDGAR at www.sedar.com and www.sec.gov, respectively.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

FINANCIAL REVIEW

During the three months ended June 30, 2010, the market price of gold (London PM Fix) traded in a range of $1,124 to $1,261, and averaged $1,196.  This was approximately 30% higher than the average price for the three months ended June 30, 2009.  Gold prices were highly volatile during the three months ended June 30, 2010.  Gold has continued to be influenced by interest rates, uncertainty in the credit and financial markets, investment and physical demand and inflation expectations.  A 10% change in the average market price of gold during the three months ended June 30, 2010 would have changed the Company’s income before income taxes by approximately $4.4 million.

The Company reports its financial statements in US dollars (“US$”), however a significant portion of the Company’s expenses are incurred in either Canadian dollars (“Cdn.$”) or Brazilian reais (“R$”).  The average rates of exchange for the Cdn.$ per US$1.00 for the three months ended June 30, 2010 and the three months ended June 30, 2009 were 1.03 and 1.17 respectively.  The average rates of exchange for the R$ per US$1.00 for the three months ended June 30, 2010 and the three months ended June 30, 2009 were 1.79 and 2.08 respectively.  While the Company’s costs were negatively impacted during the quarter as a result of the strong R$ relative to the US$, the Company’s treasury management program resulted in a significant foreign exchange benefit to offset the increase in cash operating costs.  A 10% change in the average R$ exchange rate during the three months ended June 30, 2010 would have changed operating income by approximately $4.8 million.

Summary of Quarterly Results

The following chart summarizes the Company’s quarterly results of operations for the previous eight quarters:

	Three Months Ended
(unaudited)	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
($ in 000s, except per share amounts)	2010	2010	2009	2009	2009	2009	2008	2008
Net sales	$36,853	$40,670	$39,497	$35,165	$32,786	$33,285	$27,874	$25,799
Net income (loss)	(5,913)	(4,605)	(29,381)	6,906	9,724	4,758	(3,443)	(1,301)
Basic and diluted income (loss) per share	(0.07)	(0.05)	(0.36)	0.09	0.12	0.07	(0.05)	(0.02)

Net sales over the periods shown above generally trended higher due to both an increase in ounces of gold sold and an increase in the average realized gold price.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Summary of Key Operating Results
	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009
(unaudited)
($ in 000s, except per share amounts)
Gold sales	$36,853	$32,786	$77,522	$66,072
Ounces sold	30,646	35,561	67,535	71,440
Average sales price $ / ounce	1,203	922	1,148	925
Gross profit	2,098	9,111	9,467	20,405
Net income (loss)	(5,913)	9,724	(10,518)	14,483
Basic income (loss) per share	(0.07)	0.12	(0.13)	0.20
Diluted income (loss) per share	(0.07)	0.12	(0.13)	0.19
Weighted avg. # of shares outstanding - basic	84,128,483	77,957,007	84,062,278	73,315,017
Weighted avg. # of shares outstanding - diluted	84,128,483	79,787,135	84,062,278	74,685,075

Three months ended June 30, 2010 compared to June 30, 2009

Sales in the three months ended June 30, 2010 increased $4.1 million or 12% from the three months ended June 30, 2009, primarily due to a decrease in ounces of gold sold and an increase in the average realized gold price.  The number of ounces of gold sold decreased 14% to 30,646 ounces in the three months ended June 30, 2010 compared to 35,561 ounces in the three months ended June 30, 2009.  The average realized gold price increased to $1,203 per ounce from $922 per ounce in the same quarter last year.

Gross profit for the three months ended June 30, 2010 decreased to $2.1 million from $9.1 million for the three months ended June 30, 2009.  The Company recognized a net loss of $5.9 million for the three months ended June 30, 2010 and net income of $9.3 million for the three months ended June 30, 2009.  Production costs for the three months ended June 30, 2010 were significantly impacted by a much stronger R$ in early 2010 compared to the previous year.  The exchange rate for the three months ended June 30, 2010 averaged R$1.79 per $1.00 compared to R$2.08 per $1.00 in the same period last year or approximately 16% higher, which caused an increase in cash operating costs of approximately $70 per ounce. In addition, production costs were impacted by lower grades at Turmalina and Paciência.

Review of Certain Operating Expenses and Other Income and Expenses

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009
(unaudited)
($ in 000s)
Stock based compensation	$1,499	$1,245	$1,553	$2,265
Administration	4,819	4,059	9,116	7,821
Forward fx derivative (gain) loss	(61)	(540)	192	(827)
Foreign exchange (gain) loss	988	(10,414)	1,477	(12,992)
Interest expense	4,268	2,650	8,249	4,864
Interest income	(1,146)	(1,251)	(2,507)	(1,750)

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Stock based compensation expense varies depending upon when stock options, deferred share units, restricted share units, and stock appreciation rights vest and Jaguar’s share price. The 2010 stock based compensation expense (recovery) includes $350,000 for DSUs, $564,000 for RSUs, $528,000 for SARs and $57,000 for stock options.

Administrative costs increased from $4.1 million during the three months ended June 30, 2009 to $4.8 million during the three months ended June 30, 2010. Administration costs include legal, accounting, costs to maintain offices and required personnel and costs associated with being a publicly-traded company. Administration costs rose from a year ago primarily as a result of the increase in the R$ against the U.S. dollar. This factor alone accounted for 80% of the increase in the year-over-year change in administration costs. Additionally, costs to implement forthcoming International Financial Reporting Standards (“IFRS”) were also recognized during the quarter ended June 30, 2010 contributing to the increase in administration costs.  Given the Company’s development stage, administration costs are on-track with other South American gold producers on a unit of production basis and are viewed by management as appropriate to achieve the Company’s growth targets.

The Company recognized an unrealized loss of $473,000 for the three months ended June 30, 2010 versus an unrealized gain of $880,000 for the three months ended June 30, 2009 on forward foreign exchange contracts used to manage currency exposure on the R$.  The Company also recognized a realized gain of $534,000 for the three months ended June 30, 2010 versus a realized loss of $340,000 for the three months ended June 30, 2009 on forward foreign exchange contracts.  (See Risk Management Policies - Hedging).

A foreign exchange loss of $1.0 million was recognized during the three months ended June 30, 2010 versus a gain of $10.4 million during the three months ended June 30, 2009 primarily due to volatility of the R$ and Cdn.$.  During the three months ended June 30, 2010, foreign exchange losses were incurred primarily due to cash on hand held in Brazil and Canada, and prepaid taxes recoverable from the Brazilian tax authorities. The foreign exchange losses were offset by foreign exchange gains on deferred compensation liabilities. The foreign exchange gains and losses are due to changes in the R$ and Cdn.$ versus the US$.

Interest expense increased from $2.7 million during the three months ended June 30, 2009 to $4.3 million during the three months ended June 30, 2010.  During September 2009, the Company issued $165 million of 4.5% unsecured convertible notes which bear interest at a rate of 4.5% per annum, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2010, and mature on November 1, 2014.  The three months ended June 30, 2010 includes $1.9 million of accrued interest plus $2.0 million of amortization for the convertible notes. (See Cash Flow Highlights)

Interest income decreased from $1.3 million during the three months ended June 30, 2009 to $1.1 million during the three months ended June 30, 2010.  Interest income was earned on deposits held in banks in Canada, the U.S. and Brazil.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights
($ in 000s)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009
Operating activities	$(2,955)	$11,956	$8,263	$17,870
Financing activities	4,620	(2,049)	8,959	61,130
Investing activities	(36,513)	(20,080)	(79,253)	(25,647)
Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	(1,581)	4,702	(601)	5,307
Increase (decrease) in cash for the period	(36,429)	(5,471)	(62,632)	58,660
Beginning cash balance	95,053	84,691	121,256	20,560
Ending cash balance1	$58,624	$79,220	$58,624	$79,220
1Cash balance excludes $0.9 million of restricted cash on June 30, 2010 and 2009.

At June 30, 2010 and December 31, 2009, the Company had cash and cash equivalents of $58.6 million and $121.3 million, respectively.

Cash flow from operating activities consumed $3.0 million of cash during the three months ended June 30, 2010 versus $12.0 million generated during the three months ended June 30, 2009. Cash flow from operating activities generated $8.3 million of cash during the six months ended June 30, 2010 versus $17.9 million generated during the six months ended June 30, 2009.

Cash flow from financing activities generated $4.6 million of cash during the three months ended June 30, 2010 and consumed $2.0 million during the three months ended June 30, 2009.  During the six months ended June 30, 2010 financing activities generated $9.0 million primarily as a result of proceeds from bank credit facilities and during the six months ended June 30, 2009 financing activities generated $61.1 million primarily as a result of an equity financing in March 2009 that generated gross proceeds of Cdn.$ 86.3 million ($66.9 million).

Investing activities consumed $36.5 million of cash during the three months ended June 30, 2010 ($79.3 million for the six months ended June 30, 2010) versus $20.1 million for the three months ended June 30, 2009 ($25.6 million for the six months ended June 30, 2009). The funds were primarily used for the build-out of the Caeté Project as well as underground development at other operations.

The effect of foreign exchange on non-US$ denominated cash and cash equivalents was a $1.6 million loss during the three months ended June 30, 2010 ($601,000 loss for the six months ended June 30, 2010) compared to a $4.7 million gain for the three months ended June 30, 2009 ($5.3 million gain for the six months ended June 30, 2009). This reflects the changes of the R$ and Cdn.$ versus the US$ during the respective periods.

Cash Requirements – 2010 Capital Spending Program
($000s)
	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010	Remainder of 2010	Estimate for 2010
Turmalina	$6,745	$15,669	$5,115	$20,784
Paciência	7,796	13,431	38,924	52,355
Caeté	18,990	40,317	18,879	59,196
Gurupi project	2,048	2,626	3,466	6,092
Other Spending 1	883	1,348	6,340	7,688
Total capital spending	$36,462	$73,391	$72,724	$146,115

1 Includes construction of the central spare parts room, purchase of maintenance equipment, other improvements, replacements and operating management office facility spending.

Note: Estimate for remainder of 2010 based on an assumed exchange rate of R$1.75 = $1.00.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company believes that its cash held in accounts, cash flow generated by operations, debt which the Company is in the process of securing, and other identified sources of capital is sufficient to finance its operations and expansions to execute on its plan.

Total Capital Spending during the Period
($ in 000s)
	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010
Capital spending - excluding exploration	$5,157	$7,494
Capital spending - exploration	31,305	65,897
Total capital spending	$36,462	$73,391

Amount paid in cash	36,462	73,391
Amount financed	-	-
Total capital spending	$36,462	$73,391

The Company has identified four primary uses of capital during 2010.  These include:

(a)	mine development and processing capacity for Caeté Project
(b)	exploration at brownfield properties in the Iron Quadrangle
(c)	Gurupi exploration
(d)	sustaining capital to maintain existing operations

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Contractual Obligations

The Company’s contractual obligations as at June 30, 2010 are summarized as follows ($ in 000s):

	Less than 1	1 - 3 years	3 - 5 years	More than	Total
	year			5 years
Contractual Obligations
Notes Payable
Principal	$10,650	$9,830	$165,000	$-	$185,480
Interest	8,602	15,106	11,138	-	34,846
Operating Lease Agreements	220	-	-	-	220
Management Agreements1
Operations	751	297	-	-	1,048
Suppliers Agreements
Mine Operations2	825	-	-	-	825
Drilling3	531	-	-	-	531
Asset Retirement Obligations4	533	792	465	14,787	16,577
Total	$22,112	$26,025	$176,603	$14,787	$239,527

1 The term of the management agreements are one to two years. (See Note 9(a) to the Company’s quarterly financial statements for the quarters ended June 30, 2010 and 2009.)
2 The Company has the right to cancel the mine operations contract with 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 60 days.
3 The Company has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.
4 The asset retirement obligations are not adjusted for inflation and are not discounted.

Balance Sheet Highlights
($ in 000s)

	June 30	December 31
	2010	2009
Current assets	$122,702	$178,572
Long term assets	435,995	372,023
Total assets	$558,697	$550,595

Current liabilities	$52,770	$44,409
Long term liabilities	168,439	160,290
Total liabilities	$221,209	$204,699

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Working capital decreased $64.2 million from $134.2 million at December 31, 2009 to $69.9 million at June 30, 2010.  During September 2009, the Company sold 4.50% senior convertible notes due in 2014 for gross proceeds of $165 million.  (See Financial Condition, Cash Flow, Liquidity and Capital Resources) The Company purchased its outstanding 10.5% Secured Notes due March 23, 2012 during November 2009.  (See Cash Flow Highlights) During the three months ended June 30, 2010, the Company paid $36.5 million for capital expenditures. (See Total Capital Spending during the Period)

Risk Management Policies - Hedging

Forward Foreign Exchange Contracts - Derivative Financial Instruments

The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies.  The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified.

As at June 30, 2010, the Company has forward foreign exchange contracts to purchase R$ at weighted average of R$1.86 = $1.00 as follows:

Settlement Date	Amount in	Settlement amount in
	thousands of US$	thousands of R$
30-Jul-10	$1,000	R$	1,858
30-Jul-10	1,000		1,829
30-Jul-10	1,000		1,832
30-Jul-10	1,000		1,844
30-Jul-10	1,000		1,849
31-Aug-10	1,000		1,843
31-Aug-10	1,000		1,845
31-Aug-10	1,000		1,858
31-Aug-10	1,000		1,862
30-Sep-10	1,000		1,856
30-Sep-10	1,000		1,859
30-Sep-10	1,000		1,870
30-Sep-10	1,000		1,874
29-Oct-10	1,000		1,857
29-Oct-10	1,000		1,861
30-Nov-10	1,000		1,872
30-Nov-10	1,000		1,876
17-Dec-10	1,000		1,891
17-Dec-10	1,000		1,895
17-Dec-10	1,000		1,945
	$20,000	R$	37,276

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The statement of operations includes the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009
Unrealized (gain) loss	$473	$(880)	$1,172	$(2,421)
Realized (gain) loss	(534)	340	(980)	1,594
Total	$(61)	$(540)	$192	$(827)

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.  The Company closely monitors exchange rates and, as deemed appropriate by management, will continue to enter into forward currency contracts with the aim of minimizing adverse changes in the R$ and US$ relationship.

The Company is exposed to credit-related losses in the event of non-performance by two major international financial institutions handling the derivative financial instruments, but does not expect these highly rated counterparties to fail to meet their obligations.

Hedge accounting is not applied to these derivative financial instruments.  The unrealized gains and losses are recognized in the operating income of the Company and are primarily a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

INCOME TAXES

The Company recorded an income tax expense of $2.8 million for the six months ended June 30, 2010.  This compares to an income tax expense of $3.3 million for the six months ended June 30, 2009.  The current income tax provision reflects a current income tax expense of $2.5 million and a future income tax expense of $306,000.  This compares to a current income tax of $790,000 and a future income tax expense of $2.5 million for the six months ended June 30, 2009. The income tax expense reflects the current taxes incurred in Brazil.  The Company has net operating losses (“NOLs”) which can be applied to future periods.

The consolidated balance sheet reflects a current tax liability of $16.6 million at June 30, 2010 and $15.6 million at December 31, 2009; and a future tax liability of $11.8 million at June 30, 2010 and $11.8 million at December 31, 2009.

The Company has approximately $39.0 million of tax losses available for carry forward in Canada and $28.7 million of tax losses available for carry forward in Brazil.

RELATED PARTY TRANSACTIONS

The Company incurred management fees of $636,000 for the six months ended June 30, 2010 (six months ended June 30, 2009 - $802,000) from IMS Engenharia Mineral Ltda. (“IMSE”), a company held by several officers of the Company, which provides operating services to the Company’s Brazilian subsidiaries.  The fees are included in management fees in the statement of operations.  The Company entered into a service agreement with IMSE to render senior management services.  The agreement will expire on December 31, 2011.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company incurred occupancy fees of $90,000 for the six months ended June 30, 2010 (six months ended June 30, 2009 - $90,000) to Brazilian Resources, Inc. (“BZI”), a founding and current shareholder, for use of administrative offices.  As at June 30, 2010 prepaid expenses and sundry assets includes $100,000 from BZI relating to leasehold improvements paid by the Company (December 31, 2009 - $126,000).

The Company also incurred consulting fees and administrative service charges of $68,000 from BZI for the six months ended June 30, 2010 (six months ended June 30, 2009 - $299,000).  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.  As at June 30, 2010 accounts payable and accrued liabilities includes $10,000 due to BZI (December 31, 2009 - $58,000).

On March 20, 2006, the Company entered into an agreement with Prometálica Mineração Ltda. (“PML”) whereby it exchanged a loan receivable from PML for a 1.5% Net Smelter Royalty (“NSR”) on its Monte Cristo project for the expected life of the project. The NSR was recorded at the carrying amount of the receivable from PML, plus accrued interest through March 20, 2006. PML’s controlling shareholders are BZI and IMS, the founding shareholders of the Company.  On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil. The court approved the judicial restructuring plan as filed in mid April 2010.  At this time the financial impact of the NSR due under the PML agreement on Jaguar is indeterminate.  Prior to the filing, the primary shareholder of PML, BZI and IMS, provided a guarantee of PML’s obligation to Mineração Serras do Oeste (“MSOL”), a 100% owned subsidiary of the Company.  This guarantee will ensure the recovery of the Net Smelter Royalty due from PML if PML is unable to pay the Company.  As at June 30, 2010 the amount of the obligation is approximately $1.0 million.

The Company’s subsidiaries MSOL and MTL were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies.  BZI has guaranteed the amount owed to the Company of $R378,000 ($210,000).As at June 30, 2010, prepaid expenses and sundry assets include $210,000 receivable from BW Mineração, a wholly owned subsidiary of BZI.  (December 31, 2009 - $217,000).

SUBSEQUENT EVENTS

During July 2010, the Company entered into a limited ‘no-cost gold collar’, which is a financial contract to mitigate gold price risk in the event of an unforeseen significant global financial event. These no-cost collars will be measured at fair value on a recurring basis using significant observable inputs (fair value hierarchy level 2). To place the no-cost collars, the Company purchased gold puts for 59,600 ounces with a strike price range of $1,050 to $1,117 per ounce and sold gold calls for 60,000 ounces with a strike price ranging from $1,300 to $1,475 per ounce. The contracts are time-matched and settle prior to December 31, 2010. Following the expiration of the current no-cost collar contracts, the Company will evaluate the use of such instruments and determine if such risk management instruments are indeed effective and warranted on an on-going basis.

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.  The Company’s accounting policies are described in Note 2 to its consolidated financial statements for the year ended December 31, 2009.  The Company’s accounting policies relating to work-in-progress inventory valuation and amortization of property, plant and equipment, mineral exploration projects, and site reclamation and closure accruals are critical accounting estimates that are subject to assumptions regarding reserves, recoveries, future gold prices and future mining activities.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Gold in process and ore in stockpiles are stated at the lower of average production cost and net realizable value.  Production costs include labor, benefits, material and other product costs.  These costs are charged to earnings and are included in cost of sales.  The assumptions used in the impairment assessment of gold in process inventories include estimates of gold contained in the ore stacked, assumptions of the amount of gold stacked that is expected to be recovered and an assumption of the gold price expected to be realized when the gold is recovered.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

In addition, GAAP requires the Company to consider, at the end of each accounting period, whether or not there has been an impairment of the capitalized mineral exploration projects, property, plant and equipment.  For producing properties, this assessment is based on expected future cash flows to be generated from the location.  For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present.  If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral exploration projects, property, plant and equipment, which would reduce the Company’s earnings and net assets.

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  In general, these laws and regulations are continually changing and, over time, becoming more restrictive which impacts the cost of retiring assets at the end of their useful life.  The Company recognizes management’s estimate of the fair value of liabilities for asset retirement obligations in the period in which they are incurred.  A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset.  Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed.  Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.  Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company.

The Company’s mining properties are depleted and depreciated on a unit-of-production basis, which bases its calculations on the expected amount of recoverable reserves.  If these estimates of reserves prove to be inaccurate, or if the Company revises its mine plan due to reductions in the price of gold or unexpected production cost increases, and as a result the amount of reserves expected to be recovered are reduced, then the Company would be required to write-down the recorded value of its mining properties and to increase the amount of future depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Other than the changes in accounting policies noted below, the interim consolidated financial statements of the Company follow the same accounting policies and methods of application as the annual audited consolidated financial statements. The interim consolidated financial statements do not contain all disclosures as required by Canadian GAAP for annual financial statements and, accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements.

(a)	Accounting Principles Issued but not yet Implemented:

(i)	Business combinations:

In January 2009, the CICA issued Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of Section 1582 is permitted.  This pronouncement further aligns Canadian GAAP with US GAAP and International Financial Reporting Standards (“IFRS”) and changes the accounting for business combinations in a number of areas.  It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired.  The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

(ii)	Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of these recommendations is permitted.  These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated balance sheet within shareholders’ equity but separate from the parent’s equity.  The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income.  In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interest of the non-controlling owners.  The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements.

(iii)	Financial instruments - recognition and measurement:

On July 1, 2009 the CICA amended Section 3855 with regard to determining when a prepayment option in a host debt instrument is closely related to the host instrument and the amendment is effective for fiscal years beginning on or after January 1, 2011.  The amendment states that if the exercise price of a prepayment option compensates the lender for an amount equivalent to the present value of the lost interest for the remaining term of the host instrument, the feature is considered closely related to the host contract in which it is embedded.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

On February 13, 2008, the CICA Accounting Standards Board (AcSB) confirmed that the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011, including comparatives for 2010.  The objective is to improve financial reporting by having one single set of accounting standards that are comparable with other entities on an international basis.

The Company commenced its IFRS conversion project during 2008 and established a formal project governance structure to monitor the progress and critical decisions to IFRS.  Regular reporting is provided by the project team to the Audit Committee of the Board of Directors.

The Company’s conversion plan is comprehensive and consists of four phases: preliminary study, evaluation, development, and implementation.

The preliminary study involved a high level review of the major differences between current Canadian GAAP and IFRS as related to the Company’s accounting policies.

The Evaluation and Development phases involve the development of a detailed project plan, the completion of site visits, the completion of analyses of the differences between the Company’s accounting policies and IFRS to provide a basis for accounting policy recommendations, the establishment of an IFRS Policy Committee, impact analysis of IT systems, development of a strategy for dual Canadian GAAP and IFRS reporting during 2010 and changeover to IFRS in 2011, the assessment of the impact of accounting and other business process changes on internal controls, the review of compensation plans, debt agreements and other contractual arrangements, and the delivery of detailed IFRS training to key finance and other personnel.

The Implementation phase involves the implementation of changes to our information systems and business processes as identified through the evaluation and development phases of the changeover plan.  Significant implementation phase milestones will include the development of IFRS compliant financial models, budgeting and reporting processes, the implementation of our 2010 dual reporting systems strategy, the amendment and testing of internal controls over financial reporting and disclosure controls and procedures impacted by accounting policy changes, the implementation of our internal and external communication plans, and the preparation of a January 1, 2010 opening balance sheet and 2010 comparative data under IFRS, with reconciliations to Canadian GAAP.  The implementation phase will culminate in the preparation of our financial reporting under IFRS beginning in 2011.

The Company completed the preliminary study phase of the project which involved a high level review of the major difference between Canadian GAAP and IFRS as it related to the Company’s accounting policies, and completed the final stages of the evaluation and development phases.  Updates regarding the progress of the IFRS changeover project are provided to the Company’s audit committee on a quarterly basis.

The Company has identified the areas noted below as those expected to have the most significant impact on our financial statements.  These areas do not represent a complete list of expected changes.  As the Company continues its evaluation and development and implementation phases, and as changes to Canadian GAAP and IFRS standards may occur prior to the changeover date, the differences and impacts described below may be subject to change.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company performed the evaluation and assessment of IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) with the purpose of selecting optional exemptions allowed to the Company upon transition to IFRS.  IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions.  The Company expects to elect the following optional exemptions which may have significant impact on the Company’s results:

to apply IFRS 3 Business Combinations prospectively from January 1, 2010 (the “Transition Date”);

to apply the borrowing cost exemption and apply IAS 23 Borrowing Costs prospectively from the Transition Date;

other available exemptions continue to be evaluated including the exemption related to decommissioning liabilities (asset retirement obligations).

Property, plant and equipment - Separate accounting for components of property, plant and equipment is applied more broadly under IFRS.  Costs are allocated to significant parts of an asset if the useful lives differ, and each part is then separately depreciated.

Impairment of property, plant and equipment - Under Canadian GAAP, whenever the estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values.  Under IFRS, IAS 36 Impairment of Assets (“IAS 36”) requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than the carrying amount.  The impairment charge under IFRS is equal to the amount by which the carrying amount exceeds the recoverable amount.  The difference in testing and determining an impairment may result in more frequent charges, where carrying values of assets may have been supported under Canadian GAAP on an undiscounted cash flow basis, but cannot be supported on a discounted cash flow basis.

IAS 36 also requires the reversal of any impairment losses where circumstances requiring the impairment charge have been changed and reversed.  Canadian GAAP does not permit the reversal of impairment losses in any circumstance.

Exploration and evaluation - IFRS 6, Exploration for and Evaluation of Mineral Resources, allows an entity to either develop a new policy for exploration and evaluation expenditures consistent with IFRS requirements or continue to follow the Company’s existing policy.

Other accounting policies - The Company continues to evaluate the impact of IFRS adoption on other areas, such as the accounting for income taxes, financial instruments and decommissioning liabilities (asset retirement obligations).

The Company continues to monitor standards development as issued by the International Accounting Standards Board and the AcSB, as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the timing, nature or disclosure of the Company’s adoption of IFRS.

The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company’s reported financial position and results of operations.  As the Company is still in the evaluation and development phases and has not yet selected all of its account policy choices and IFRS 1 exemptions, the Company is unable to quantify the impact of IFRS on its financial statements.  The areas of significance identified above are based on available information and the Company’s expectations as of the date of this report and thus, are subject to change with new facts and circumstances as they arise.  The project team has developed a detailed IFRS transition plan and began to highlight certain key activities to provide insights into the IFRS project.

Given the progress of the project and outcomes identified, the Company could change its intentions between the time of communicating these key milestones and the changeover date.  Further, changes in regulation or economic conditions at the time of the changeover or throughout the project could result in changes to the transition plan being different from those communicated.  The Company will continue to assess the impact of adopting IFRS and will update its MD&A disclosures quarterly to report on the progress of its IFRS changeover plan.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

NON-GAAP PERFORMANCE MEASURES

The Company has included the non-GAAP performance measures Cash Operating Cost per tonne processed, Cash Operating Cost per ounce processed and Cash Operating Margin per ounce of gold in this document.  These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (1) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold, (2) the trend in costs as the mine matures and, (3) an internal benchmark of performance to allow for comparison against other mines.  The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

Cash Operating Margin per oz of gold	Three Months	Six Months
	Ended June 30,	Ended June 30,
	2010	2010
Average sales price per oz of gold	$1,203	$1,148
less
Cash operating cost per oz of gold produced	746	671
equals
Cash operating margin per oz of gold	$457	$477

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Summary of Cash Operating Cost per tonne processed	Three Months	Six Months
	Ended June 30,	Ended June
	2010	30, 2010
Production costs per statement of operations1	$22,936,000	$44,783,000
Change in inventory 2	1,177,000	(1,881,000)
Operational cost of gold produced 3	24,113,000	42,902,000
divided by
Tonnes processed	375,000	673,500
equals
Cost per tonne processed	$64.30	$63.70

Turmalina Cash Operating Cost per tonne processed	Three Months	Six Months
	Ended June 30,	Ended June
	2010	30, 2010
Production costs	$12,384,000	$23,947,000
Change in inventory 2	1,293,000	(770,000)
Operational cost of gold produced 3	13,677,000	23,177,000
divided by
Tonnes processed	198,900	349,600
equals
Cost per tonne processed	$68.80	$66.30

Paciência Cash Operating Cost per tonne processed	Three Months	Six Months
	Ended June 30,	Ended June
	2010	30, 2010
Production costs	$10,552,000	$20,836,000
Change in inventory 2	(116,000)	(1,111,000)
Operational cost of gold produced 3	10,436,000	19,725,000
divided by
Tonnes processed	176,100	323,900
equals
Cost per tonne processed	$59.30	$60.90

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Summary of Cash Operating Cost per oz of gold produced	Three Months	Six Months
	Ended June 30,	Ended June 30,
	2010	2010
Production costs per statement of operations1	$22,936,000	$44,783,000
Change in inventory 2	(119,000)	(3,308,000)
Operational cost of gold produced 3	22,817,000	41,475,000
divided by
Gold produced (oz)	30,586	61,810
equals
Cost per oz of gold produced	$746	$671

Turmalina Plant Cash Operating Cost per oz produced	Three Months	Six Months
	Ended June 30,	Ended June 30,
	2010	2010
Production costs	$12,384,000	$23,947,000
Change in inventory 2	119,000	(2,054,000)
Operational cost of gold produced 3	12,503,000	21,893,000
divided by
Gold produced (oz)	15,869	32,857
equals
Cost per oz of gold produced	$788	$666

Paciência Plant Cash Operating Cost per oz produced	Three Months	Six Months
	Ended June 30,	Ended June 30,
	2010	2010
Production costs	$10,552,000	$20,836,000
Change in inventory 2	(238,000)	(1,254,000)
Operational cost of gold produced 3	10,314,000	19,582,000
divided by
Gold produced (oz)	14,717	28,953
equals
Cost per oz of gold produced	$701	$676

1 Production costs do not include cost of goods sold adjustment of approximately $1.3 million, royalties of $1.1 million and CFEM tax of $368,000 for the three months ended June 30, 2010; and of cost goods sold adjustment of approximately $2.6 million, royalties of $2.6 million and CFEM tax of $778,000 for the six months ended June 30, 2010.
2 Under the Company’s revenue recognition policy, revenue is recognized when legal title passes.  Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

3 The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining a system of disclosure control and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

There have been no changes during the three months ended June 30, 2010 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

At August 9, 2010, the Company has 84,203,648 issued and outstanding common shares, as well as 4,107,500 stock options outstanding.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

GLOSSARY OF MINING TERMS

Carbon-in-leach
A gold recovery process in which a slurry of gold-bearing ore, carbon and cyanide are mixed together.  The cyanide dissolves the gold, which is subsequently absorbed by and separated from the carbon.

Carbon-in-pulp
Similar to carbon-in-leach process, but initially the slurry is subjected to cyanide leaching on separate tanks followed by carbon-in-pulp.  Carbon-in-leach is a simultaneous process.

Conversion factors
Weights and measures on this site represent units commonly used in the gold industry.  Conversion factors are provided below:

To Convert	To Metric	Multiply By
Imperial Measurement Units	Measurement Units
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	0.454
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857

Cut-off grade
The minimum metal grade at which a tonne of rock can be processed on an economic basis.

Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves until final legal, technical and economic factors have been resolved.

Development or mine development
Driving openings to access the mineral reserve in an underground mine.

Diamond or core drill
A type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

Dilution
The effect of waste or low-grade ore being included unavoidably in the mined ore, lowering the recovered grade.

Doré
The precious metals product of the smelter, containing mainly gold and silver, which requires additional refining to high purity gold.

Drifting
Driving of tunnels through rock usually on a horizontal basis.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Feasibility study
A detailed report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production.  This report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.

Grade
The concentrations of metal or valuable mineral in a body of rock, usually expressed as a percentage or in grams per tonne or ounces per tonne.

Heap leaching
A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content.  The gold-laden solution is collected for gold recovery.

Indicated mineral resource
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured mineral resource
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization
Mineral-bearing rock; the minerals may have been either part of the original rock unit or injected at a later time.

Mineral reserve
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve including diluting materials and allowances for losses that may occur when the material is mined.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Mineral resource
A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form or quantity and of such a grade or quality that has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

NI 43-101
Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.

Ore
Rock, generally containing metallic and non-metallic minerals that can be mined and processed at a profit.

Ounce (troy)
All ounces referred herein are troy ounces.  Despite the world’s gradual conversion to the metric system, the troy ounce remains a fixture of the gold industry and the most important basis for expressing quotations of most gold markets.  One troy ounce equals approximately 31.1 grams in weight.  There are 32.15 troy ounces in a kilogram.

Probable mineral reserve
A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person or QP
An individual who, in accordance with NI 43-101: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a recognized professional association.

Ramp
An inclined underground tunnel that provides access to an ore body for exploration, ventilation and/or mining purposes in an underground mine.

Reclamation
The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.  Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.

Recoverable Reserves
Recoverable reserves represent the quantity of gold that can be recovered (i.e. mined) from existing gold resources.

Plant Recovery Rate
The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Refractory Ore
Mineralized rock in which much of the gold is encapsulated in sulphides or other minerals and is not readily amendable to dissolution by cyanide solutions (unlike oxidized ore) even with fine grinding.

Reserves and Resources
The Company’s classification of mineral reserves and resources and the subcategories of each conforms with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on August 20, 2000, which are in accordance with Canadian Securities Administrators’ National Instrument 43-101 dated November 17, 2000.

Stockpile
Broken ore heaped on surface or prepared areas underground, pending treatment or shipment.

Stope
Working place in an underground mine where ore is extracted.

Tailings
The material that remains after all economically recoverable metals or minerals of economic interest has been removed from the ore through milling and processing.

Ton
A ton or short ton is a British imperial measure of weight equivalent to 2,000 pounds.

Tonne
A tonne or metric tonne is about 10% greater in weight than a short ton and equivalent in weight to 1,000 kilograms or 2,205 pounds.

Waste
Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

CORPORATE DIRECTORY

Jaguar Mining Inc. is incorporated under the laws of Ontario.

DIRECTORS

Andrew C. Burns1
Gil Clausen3, 4
William E. Dow3
Gary E. German1,2,4
Chairman
Anthony F. Griffiths1, 2, 3
Daniel R. Titcomb
1  Audit Committee
2 Compensation Committee
3 Corporate Governance Committee
4 Health, Safety and Environmental Committee

OFFICERS

Daniel R. Titcomb
President & CEO
James M. Roller
Chief Financial Officer & Treasurer
Lúcio Cardoso
Chief Operating Officer
Adriano L. Nascimento
VP Exploration & Engineering
Robert Zwerneman
VP Corporate Development, Director of IR
Robert J. Lloyd
Secretary

ADMINISTRATIVE  OFFICE

125 North State Street
Concord, NH  03301 - USA
Phone: (603) 224-4800
Fax:  (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com

REGISTERED OFFICE

100 King Street West, Suite 4400
1 First Canadian Place
Toronto, Ontario M5X 1B1 - Canada

OPERATING OFFICE

Rua Fernandes Tourinho 487, 7th Floor
CEP 30.112-000 - Belo Horizonte - MG
Brazil

AUDITORS

KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil

LEGAL COUNSEL

Davies Ward Phillips & Vineberg LLP
Toronto, Ontario
New York, New York

Azevedo Sette Advogados
Belo Horizonte, Brazil

BANKS

Bank of America
Boston, Massachusetts

HSBC
Toronto, Ontario

Royal Bank of Canada
Toronto, Ontario

STOCK TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON  M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com

EXCHANGE LISTINGS

TSX/NYSE: “JAG”